As filed with the Securities and Exchange Commission on April 27, 1998

                                                                File No. 70-9161
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1

                                     TO THE

                        FORM U-1 APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                          Wisconsin Energy Corporation
                            231 West Michigan Street
                           Milwaukee, Wisconsin 53203

                    (Name of companies filing this statement
                   and address of principal executive offices)

                                      None

                 (Name of top registered holding company parent)


                                Richard A. Abdoo
                      Chairman of the Board, President and
                             Chief Executive Officer
                          Wisconsin Energy Corporation
                            231 West Michigan Street
                           Milwaukee, Wisconsin 53203

                   (Name and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:


    Walter T. Woelfle                                Gary W. Wolf
    Director, Legal Services Department              Cahill Gordon & Reindel
    Wisconsin Electric Power Company                 80 Pine Street
    231 West Michigan Street                         New York, New York  10005
    Milwaukee, Wisconsin  53203

     Wisconsin Energy Corporation ("WEC") hereby amends its
Application/Declaration on Form U-1 (File No. 70-9161) as follows:

     1. By amending and restating the fourth paragraph of Item 1.A. as follows:

     The Merger was subject to the approval by the shareholders of ESELCO, and at a special meeting of shareholders held on October 7, 1997 the required approval of such shareholders was obtained. Approximately 76% of the holders of common stock of ESELCO voted in favor of the Transaction. The combined Proxy Statement of ESELCO and the Prospectus of WEC supplied to the ESELCO shareholders in connection with the Transaction is included in WEC's Registration Statement on Form S-4 (No. 333-34495); such Registration Statement, including the exhibits thereto, is incorporated by reference as Exhibit C-1 hereto (the "Registration Statement"). The Merger is also subject to the condition that the opinion rendered by Quarles & Brady, counsel for WEC, to the effect that the Merger will be treated for federal income tax purposes as a tax free reorganization (a copy of which is filed as an exhibit to the Registration Statement) shall not have been withdrawn or modified in any material respect. Various aspects of the Transaction are also subject to (i) the approval of the Federal Energy Regulatory Commission (the "FERC"); and (ii) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), both of which have occurred. Apart from the approval of the Commission under the Act, the foregoing approvals are the only governmental approvals required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, the Applicant requests that the Commission's review of this Application-Declaration commence and proceed as expeditiously as practicable.


     2. By amending and restating footnote 3 in Item 1.B.1.a. as follows:


          ESELCO also owns all the issued and outstanding common stock of ESEG, Inc. (ESEG, Inc. has no other capital stock outstanding). ESEG, Inc., pursuant to a FERC Order dated August 13, 1997, took title to submarine electric cables under the Straits of Mackinac purchased from Consumers Energy Company (formerly Consumers Power Company). ESEG, Inc. was formed to acquire, finance and lease these submarine cables . ESEG is an electric utility under ss. 2(a)(3) of the Act. Accordingly, Applicant represents that ESEG, Inc. will be merged into Edison Sault simultaneously with the Transaction and will then cease to exist. This merger has been approved by the FERC, the only regulator having jurisdiction over it. See Exhibit D-2, hereto, at p. 7.



     3. By amending and restating the fifth and sixth paragraphs of Item 3.A.2.a.2. as follows:


     Competitive Effects: Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. See Entergy Corporation, supra, at 2041, citing Municipal Electric Ass'n of Massachusetts, et al. v. SEC, 413 F. 2d 1052, 1056-1058 (D.C. Cir. 1969). As the Commission
noted in Northeast Utilities, Release No. 35-25221 (December 21, 1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." ESELCO and WEC filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission, pursuant to the HSR Act



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

describing the effects of the Transaction on competition in the relevant market. The applicable waiting period under the HSR Act has now expired.


     In addition, the competitive impact of the Transaction was fully considered by the FERC and the FERC issued its order approving the Transaction on April 22, 1998. The FERC found that the Transaction will not adversely affect competition. See Item 4.B. The application filed by ESELCO and WEC with the FERC is filed herewith as Exhibit D-1. The FERC order approving the Transaction is filed herewith as Exhibit D-2. The Commission may appropriately rely upon the FERC with respect to such matters. Entergy Corporation, supra, at 2042, citing City of Holyoke Gas & Electric Department, et al. v. SEC, 972 F.2d 358, 363-64, quoting Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).


     4. By amending and restating the last paragraph of Item 3.A.2.c. as follows:

     Protected interests: Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the WEC system. The combination of ESELCO and WEC is entirely consistent with the proper functioning of an exempt holding company system. Many of Edison Sault's and WEPCO's utility operations will be integrated. Further, the combination will result in otherwise unavailable savings and benefits to the public and to consumers and investors of both companies and the integration of Edison Sault and WEPCO will improve the efficiency of their respective systems and result in the benefits and savings described in Item 3.a. The integration of ESELCO and WEPCO is described below in Item 3.b. Moreover, as noted by the Commission in Entergy Corporation, Release No. 35-25952 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities market themselves." WEC will continue to be a reporting company subject to the continuous disclosure requirements of the 1934 Act following the completion of the Transaction. The various reports filed by ESELCO1 and WEC under that Act provide readily available information concerning the companies and the Transaction. Furthermore, the consummation of the Transaction was approved by the FERC under section 203 of the Federal Power Act which required a finding by the FERC that the Transaction be "consistent with the public interest." The FERC found that the Transaction "will not adversely affect competition, rates, or regulation." See Exhibit D-2, hereto, at p. 1. For these reasons, the Applicant believes that the Transaction will be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.


     5. By amending and restating the third paragraph of Item 3.A.3.b. as follows:

     First, the physical interconnection between WEPCO and Edison Sault is presently under construction and is expected to be completed in May of 1999. As noted in item 1.B.3., above, the new 138 kV line resulted from an October, 1994 agreement between Edison Sault, WEPCO, UPPCO and Cloverland Electric Cooperative which was developed and executed prior to and independent of the Reorganization Agreement that is the subject of this Application. The interconnect was designed to provide Edison Sault and Cloverland, which are electrically isolated

--------

1    ESELCO will cease to exist after the Transaction.


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

from the western upper peninsula of Michigan, with a tie to electric capacity from the west and south. Conversely, it was also intended to, and will, provide WEPCO and UPPCO, which are electrically isolated from the lower peninsula of Michigan, with an electric tie to the lower peninsula through the Edison Sault system. Applications for approval of the project were filed with the MPSC in July of 1995, and with the PUCW in April, 1995. Approvals were received from these agencies in October, 1995 and December, 1995, respectively. The project consists of approximately 70.5 miles of 138 kV electric transmission line from WEPCO's Arnold switching station to WEPCO's Perkins switching station to Edison Sault's Indian Lake substation. The total cost of the project is approximately $36.7 million and WEPCO and Edison Sault's respective shares are $19.4 million and $11.9 million. The project is currently 31% completed and is expected to be fully operational by May, 1999. Accordingly, the system is capable of being physically interconnected, and will in fact be interconnected in the near term. Applicant is unconditionally committed to the construction of this interconnection as presently planned. As set forth in item 1.C.1., above, ESELCO did not begin to contemplate any sale or merger of the company until after its December, 1996 board of directors meeting. ESELCO thereafter solicited competing offers. ESELCO did not choose to be acquired by WEC until March 24, 1997. The 1994 interconnection agreement and the purposes it serves are independent of the merger.

     6. By amending the eighth paragraph of Item 3.B.1. to add the following sentence at the end of the paragraph:

Applicant believes, based on historical information and its knowledge of the Michigan and Wisconsin service territories of WEPCO and Edison Sault, that the percentage of WEC utility revenues from its Michigan operations will remain at or below the percentages recited herein for the foreseeable future.

     7. By amending the first paragraph of Item 4.B. to add the following sentences at the end of the paragraph:

The FERC found that those and other voluntary commitments will ensure that the Transaction will not adversely affect competition, rates, or regulation. On April 22, 1998 the FERC approved the Transaction. A copy of the FERC Order is filed as Exhibit D-2 hereto.

     8. The Exhibit List in Item 6.A. is hereby amended as follows:

D-2 FERC Order dated April 22, 1998 approving the Transaction. (Copy filed herewith.)

F-1     Preliminary Opinion of Counsel.  (Copy filed herewith.)





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

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Pre-Effective Amendment No. 1 to be signed on its behalf by the undersigned thereunto duly authorized.

WISCONSIN ENERGY CORPORATION

BY:  /s/ Calvin H. Baker
     -------------------------------------
     Calvin H. Baker
     Treasurer and Chief Financial Officer


Date:    April 27, 1998




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                                Index of Exhibits

                   EXHIBIT - DESCRIPTION - TRANSMISSION METHOD



Form SE        D-2   FERC Order dated April 22, 1998 approving the Transaction.

Electronic     F-1   Preliminary Opinion of Counsel.